EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated November 18, 2011, relating to the financial statements and financial statement schedule of Mindspeed Technologies, Inc., and the effectiveness of Mindspeed Technologies, Inc.’s internal control over financial reporting, (which report expressed an unqualified opinion and included an explanatory paragraph regarding the retrospective adjustment to the consolidated financial statements for the adoption of Accounting Standards Codification Subtopic 470-20, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)), appearing in the Annual Report on Form 10-K of Mindspeed Technologies, Inc. for the year ended September 30, 2011.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

August 7, 2012